Exhibit 99.1

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THREE MONTHS ENDED MARCH 31, 2025

(EXPRESSED IN CANADIAN DOLLARS)

(UNAUDITED)

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the condensed consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditors have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of these condensed consolidated interim financial statements. Readers are cautioned that these statements may not be appropriate for their intended purposes.

May 15, 2025

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Consolidated Interim Statements of the Financial Position

(Expressed in Canadian dollars)

(Unaudited)

As at	Notes	March 31, 2025	December 31, 2024

Assets
Cash		$22,961,758	$4,617,034
Accounts receivable	4	189,705	315,714
Prepaid expenses		100,076	41,093
Total Current Assets		23,251,539	4,973,841

Intangible assets	5	25,262,767	25,262,767
Property and equipment	6	4,596	4,459
Total Assets		$48,518,902	$30,241,067

Liabilities and Shareholders’ Equity (Deficit)
Liabilities
Trade payables and accrued liabilities	7	$576,137	$401,938
Related Parties	8	165,504	233,691
Deferred revenue	13	113,720	140,088
Enhanced voting preference shares		37,737	35,608
Long term loan – current portion	9	26,865	40,769
Total Current Liabilities		919,963	852,094
Derivative warrants liabilities	10	52,249,207	24,517,927
Derivative for settlement agreement		231,595	378,817
Liabilities for employee benefits	11	98,728	100,430
Total Liabilities		$53,499,493	$25,849,268
Shareholders’ equity (deficit)
Share capital	12	$77,601,431	$76,391,417
Shares to be issued		-	-
Share-based payment reserve		1,089,736	1,043,586
Translation differences reserve		(118,067)	(164,312)
Capital reserve for re-measurement of defined benefit plan	11	26,154	23,534
Accumulated Deficit		(83,579,845)	(72,902,426)
Total Shareholders’ equity (deficit)		$(4,980,591)	$4,391,799
Total Liabilities and Shareholders’ Equity (Deficit)		$48,518,902	$30,241,067

Nature of operations and going concern (Note 1)

Subsequent events (Note 15)

These condensed consolidated interim financial statements were approved for issue by the Board of Directors on May 15, 2025 and signed on its behalf by:

“Yftah Ben Yaackov”	“Gabi Kabazo”
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Consolidated Interim Statements of Loss and Comprehensive Loss

(Expressed in Canadian dollars)

(Unaudited)

For the three months ended	Notes	March 31, 2025	March 31, 2024

Revenue	13	$202,692	$308,968
Cost of revenue	14	(187,707)	(243,018)
Gross profit		14,985	65,950
Consulting and marketing		495,447	22,884
Research and development		844,769	441,401
Depreciation and amortization	6	660	2,227
Share-based compensation		663,252	363,437
General and administrative expenses		464,293	254,471
Professional fees		661,956	632,078
		3,130,377	1,716,498

Loss before other income (expense)		$(3,115,392)	$(1,650,548)
Other income (expense)
Loss from warrants revaluation	10	(7,314,179)	(28,977,934)
Loss from settlement agreement revaluation		(128,100)	-
Foreign exchange gain (loss)		(141,162)	5,095
Finance income (expenses), net		26,965	13,743
		(7,556,476)	(28,959,096)

Loss before tax		$(10,671,868)	$(30,609,644)
Tax expense		(5,551)	(7,673)
Loss for the period		$(10,677,419)	$(30,617,317)

Other comprehensive income (loss)
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations		$46,245	$(18,830)
Remeasurement of a defined benefit plan, net		2,620	122
Other comprehensive income (loss) for the period		$48,865	$(18,708)

Total comprehensive loss		$(10,628,554)	$(30,636,025)

loss per share – basic and diluted*		$(3,586)	$(574,515)

Weighted average shares outstanding – basic and diluted		2,977	53

*	Adjusted to reflect one (1) for seventeen (17) reverse stock split in August 2024 and a one (1) for five hundreds (500) reverse stock split in April 2025 (see Note 1)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Consolidated Interim Statements of Changes in Shareholders’ Equity (Deficit)

(Expressed in Canadian dollars)

(Unaudited)

	Number of shares*	Share capital	Shares to be issued	Share purchase warrants reserve	Translation differences reserve	Share-based payment reserve	Capital reserve for re-measurement of defined benefit plan	Accumulated Deficit	Total
		$	$	$	$	$	$	$	$
Balance at January 1, 2024	26	59,367,042	53,567	-	(7,246)	711,267	13,764	(25,312,169)	34,826,225
Cancellation of stock options	-	-	-	-	-	(641,919)	-	641,919	-
Shares, pre-funded warrants and warrants issued for cash, net	355	7,450,546	-	-	-	-	-	-	7,450,546
Allocation to derivative warrants liabilities	-	(7,450,546)	-	-	-	-	-	-	(7,450,546)
Loss for the period	-	-	-	-	-	-	-	(30,617,317)	(30,617,317)
Shares issued for services	1	53,567	(53,567)	-	-	-	-	-	-
Share-based payments	-	-	-	-	-	309,870	-	-	309,870
Shares to be issued for services	-	-	53,567	-	-	-	-	-	53,567
Other comprehensive loss for the period	-	-	-	-	(18,830)	-	122	-	(18,708)
Balance at March 31, 2024	382	59,420,609	53,567	-	(26,076)	379,218	13,886	(55,287,567)	4,553,637

Balance at January 1, 2025	1,311	76,391,417	-	-	(164,312)	1,043,586	23,534	(72,902,426)	4,391,799
Shares, pre-funded warrants and warrants issued for cash, net	4,166	20,869,780	-			-	-	-	20,869,780
Allocation to derivative warrants liabilities	-	(20,552,190)	-			-	-	-	(20,552,190)
Loss for the period	-	-	-	-	-	-	-	(10,677,419)	(10,677,419)
Shares issued for services	376	892,424	-	-		-	-	-	892,424
Share-based payments	-	-	-	-	-	46,150	-	-	46,150
Other comprehensive loss for the period	-	-	-	-	46,245	-	2,620	-	48,865
Balance at March 31, 2025	5,853	77,601,431	-	-	(118,067)	1,089,736	26,154	(83,579,845)	(4,980,591)

*	Adjusted to reflect one (1) for seventeen (17) reverse stock split in August 2024 and a one (1) for five hundreds (500) reverse stock split in April 2025 (see Note 1)

The accompanying notes are an integral part of these condensed consolidated financial statements.

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Consolidated Interim Statements of Cash Flows

For the three months ended March 31, 2025 and 2024

(Expressed in Canadian dollars)

(Unaudited)

As at	March 31, 2025	March 31, 2024

Operating activities:
Loss for the period	$(10,677,419)	$(30,617,317)
Items not involving cash:
Finance expense	680	613
Share-based compensation	663,252	363,437
Depreciation	1,074	2,551
Loss from revaluation of settlement agreement	128,100	-
Change in benefits to employees	918	3,553
Loss from revaluation of warrants	7,314,179	28,977,934
Unrealized foreign exchange loss (gain)	16,042	(117,661)
Changes in non-cash working capital items:
Accounts receivables	126,009	(14,452)
Trade payables and accrued liabilities	174,199	104,155
Deferred revenue	(26,368)	(32,133)
Prepaid expenses	(58,983)	(65,282)
Related parties	(68,187)	(85,205)
Net cash used in operating activities	(2,406,504)	(1,479,807)

Investing activities:
Purchase of property and equipment	(1,300)	-
Disposal of property and equipment	-	-
Investment in intangible assets	-	-
Net cash used in investing activities	(1,300)	-

Financing activities:
Proceeds from public offering, net	20,734,691	7,450,546
Repayment of long-term loan	(14,112)	(11,621)

Net cash provided by financing activities	20,720,579	7,438,925

Net Increase in cash	$18,312,775	$5,959,118
Effect of foreign exchange rate changes on cash	31,949	99,016
Cash at beginning of period	4,617,034	3,113,934
Cash at end of period	$22,961,758	$9,172,068

Supplemental disclosure of cash flow information

Cash paid during the year for interest	$680	$1,288

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025

(Expressed in Canadian dollars)

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS AND GOING CONCERN

Femto Technologies Inc. (Formerly known as BYND Cannasoft Enterprises Inc.) (the “Company” or “Femto”) is a Canadian company which was amalgamated under the Business Corporations Act (British Columbia) on March 29, 2021. The Company’s registered address is 2264 East 11th Avenue, Vancouver, Canada.

The Company currently operates only in Israel and through its subsidiaries (i) develops, markets and sells a proprietary client relationship management software known as “Benefit CRM” and its new Cannabis CRM platform, and (ii) is developing the Sensera device (formerly the EZ-G device), a unique, patent pending device that, combined with proprietary software (provisional application), regulates the flow of low-concentration CBD oils into the soft tissues of the female sexual organs.

On March 29, 2021, the Company completed the business combination transactions with BYND – Beyond Solutions Ltd. (“BYND”). As a result of the business combination transactions, BYND became a wholly owned subsidiary of the Company. This transaction is accounted for as a reverse asset acquisition of the Company by BYND (“RTO”).

On March 29, 2021, BYND completed the share exchange agreement with B.Y.B.Y. As a result of the share exchange agreement, BYND holds 74% ownership interest in B.Y.B.Y. One of the former shareholders holds the remaining 26% ownership interest in B.Y.B.Y. in trust for BYND, for the purpose to comply with Israeli Cannabis Laws regarding the ownership of medical cannabis license rights This transaction was accounted for as asset acquisition according to IFRS 2 Share-based Payment.

On September 22, 2022, the Company and the former shareholder of Zigi Carmel Initiatives and Investments Ltd. (“ZC”) entered into a share exchange agreement, whereby the Company would acquire 100% ownership interest in ZC from the former shareholder in exchange for 7,920,000 subordinate voting shares (2,452 subordinate voting shares post reverse splits) of the Company. The share exchange agreement was executed and fully completed on September 22, 2022.

Effective July 22, 2024, the Company changed its name to Femto Technologies Inc.

Reverse stock splits

On March 15, 2024, the Company announced a one (1) for one hundred ninety (190) reverse stock split of its outstanding subordinate voting shares that became effective on March 22, 2024.

On August 16, 2024, the Company announced a one (1) for seventeen (17) reverse stock split of its outstanding subordinate voting shares that became effective on August 26, 2024.

On April 17, 2025, the Company announced a one (1) for five hundreds (500) reverse stock split of its outstanding subordinate voting shares that became effective on April 22, 2025.

All shares, stock options, share purchase warrants, RSU’s and per share information in these consolidated financial statements have been restated to reflect the reverse stock splits on a retroactive basis.

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025

(Expressed in Canadian dollars)

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS AND GOING CONCERN (continued)

War in Israel

In October 2023, the Iron Swords War (the “War”) broke out in the State of Israel. The prolongation of the War led to a slowdown in business activity in the Israeli economy, inter alia due to the closure of factories in the south and north of the country, damage to infrastructure, recruitment of reserve forces for an unknown period, and therefore, to disruption of economic activity in Israel. The prolongation of the War may have wide-ranging implications for many branches and different geographical areas in the country.

The potential fluctuations in prices of merchandise, foreign currency exchange rates, availability of materials, availability of personnel, local services and access to local resources may affect entities whose main activity is with or in Israel.

Since this is an event beyond the Company’s control and characterized by uncertainty, in particular as to when the War will end, as of the approval date of these consolidated financial statements, the Company is unable to predict the intensity of the impact of the War on the Company’s financial condition and the results of BYND operations.

Going Concern

These condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications used, that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS

a.	Basis of presentation and statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Issues Committee (“IFRIC”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 Interim Financial Reporting.

The notes presented in these condensed consolidated interim financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and they do not include all of the information required in the Company’s most recent annual consolidated financial statements. Except as noted below, these condensed consolidated interim financial statements follow the same accounting policies and methods of application as the Company’s annual financial statements and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2024, which were prepared in accordance with IFRS as issued by IASB. There have been no significant changes in judgement or estimates from those disclosed in the consolidated financial statements for the year ended December 31, 2024.

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025

(Expressed in Canadian dollars)

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS (continued)

b.	Basis of Consolidation

The condensed consolidated interim financial statements incorporate the financial statements of the Company and of its wholly owned subsidiaries, BYND, Zigi Carmel and B.Y.B.Y.. B.Y.B.Y is owned directly through BYND and 24% of the shares of B.Y.B.Y. are held by a related party in trust for the Company for the purpose to comply with Israeli Cannabis Laws regarding the ownership of medical cannabis license rights.

A subsidiary is an entity over which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.

A subsidiary is consolidated from the date upon which control is acquired by the Company and all intercompany transactions and balances have been eliminated on consolidation.

c.	Basis of Measurement

The condensed consolidated interim financial statements were prepared based on the historical costs, except for financial instruments classified as fair value through profit and loss (“FVTPL”) and assets or liabilities for employee benefits, which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

d.	Currency of Operation and Currency of Presentation

The condensed consolidated interim financial statements are presented in Canadian dollars. The functional currency of the Company is Canadian dollars, and the functional currency of its subsidiaries is the New Israeli Shekel (“NIS”). NIS represents the main economic environment in which the subsidiaries operate.

e.	Significant estimates and assumptions

The preparation of these condensed consolidated interim financial statements in accordance with IFRS requires the Company to use judgment in applying its accounting policies and make estimates and assumptions about reported amounts at the date of the financial statements and in the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Income taxes

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these income tax provisions at the end of each reporting period. However, it is possible that at some future date an additional liability could result from audits by tax authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made. Deferred tax assets are recognized when it is determined that the company is likely to recognize their recovery from the generation of taxable income.

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025

(Expressed in Canadian dollars)

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS (continued)

e.	Significant estimates and assumptions (continued)

Useful lives of property and equipment

Estimates of the useful lives of property and equipment are based on the period over which the assets are expected to be available for use. The estimated useful lives are reviewed annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence, and legal or other limits on the use of the relevant assets. In addition, the estimation of the useful lives of the relevant assets may be based on internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the equipment would increase the recorded expenses and decrease the non-current assets.

Convertible debentures

The identification of convertible note components is based on interpretations of the substance of the contractual arrangement and therefore requires judgement from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent recognition of interest on the liability component. The determination of the fair value of the liability is also based on a number of assumptions, including contractual future cash flows, discount rates and the presence of any derivative financial instruments.

Other Significant Judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

●	the assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;
●	the classification of financial instruments;
●	the assessment of revenue recognition using the five-step approach under IFRS 15 and the collectability of amounts receivable; and
●	the determination of the functional currency of the company.

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025

(Expressed in Canadian dollars)

(Unaudited)

NOTE 3 – ACQUISITIONS

Acquisition of Zigi Carmel

On September 22, 2022, the Company and the former shareholder of Zigi Carmel Initiatives and Investments Ltd. (“ZC”) entered into a share exchange agreement, whereby the Company would acquire 100% ownership interest in ZC from the former shareholder in exchange for 7,920,000 subordinate voting shares (5 subordinate voting shares post reverse splits) of BYND. The share exchange agreement was executed and fully completed on September 22, 2022.

The acquisition of ZC has been accounted for as asset acquisition according to IFRS 2 Share-based Payment as the acquired assets and liabilities do not constitute a business under IFRS 3 Business Combinations. The transaction price of the acquisition was measured according to the fair value of the subordinate voting shares given in consideration for the assets and liabilities assumed from the acquisition, with equity increased by the corresponding amount equal to the total fair value of the subordinate voting shares given. As a result, the acquisition was recorded with the consideration as detailed in the table below:

Consideration transferred:	$
Value allocated to shares issued 7,920,000 shares (5 subordinate voting shares post reverse splits) at $5.40 per share	42,768,000

Fair value of assets and liabilities acquired:
Investments	137,811
Intangible asset – patents pending	42,768,000
Shareholder loan	(137,811)
42,768,000

The intangible asset acquired in the acquisition of ZC is attributed to 2 patents pending for a therapeutic device (the “Sensera” device) owned by ZC. The company has determined that the patents pending shall not be amortized until they are approved and then will be amortized over the course of their life.

NOTE 4 – ACCOUNTS RECEIVABLE

	March 31, 2025	December 31, 2024
Trades receivables	$117,002	$113,422
Income tax advances	36,508	66,444
Interest receivable	35,234	134,823
Due from shareholders	961	1,025
	$189,705	$315,714

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025

(Expressed in Canadian dollars)

(Unaudited)

NOTE 5 – INTANGIBLE ASSETS

The Company’s intangible assets relate to the proprietary Cannabis CRM software the Company is Developing and Patents pending for the Sensera device (Note 3). The Additions for the Software include cost of wages of the software developers for the time they spend on developing the Cannabis CRM software.

The additions for the Patents include the fair value attributed to the Patents upon the acquisition of ZC as well as transaction and other costs in the amount of $193,382.

The Company considered indicators of impairment at December 31, 2024. The Company recorded impairment loss during the year ended December 31, 2024 for the patents pending since the recoverable amount is lower than the carrying amount. The recoverable amount of the CGU was determined using fair value less costs to sell based on a third-party valuation. The valuation used a market approach with Level 2 inputs, including recent comparable transactions and observable market data. Costs of disposal were estimated at 2% of fair value.

	Software	Patent applications and technological know how	Total
Cost
Balance, December 31, 2023	$81,238	$33,463,103	$33,544,341
Additions	-	-	-
Impairments	-	(8,200,336)	(8,200,336)
Translation differences	-	-	-

Balance, December 31, 2024	81,238	25,262,767	25,344,005
Additions	-	-	-
Translation differences	-	-	-
Balance, March 31, 2025	$81,238	25,262,767	$25,344,005

Accumulated depreciation
Balance, December 31, 2023	$81,238	-	$81,238
Depreciation	-	-	-
Translation differences	-	-	-
Balance, December 31, 2024	81,238	-	81,238
Depreciation	-	-	-
Balance, March 31, 2025	$81,238	-	$81,238

Net book value
At December 31, 2024	$-	25,262,767	$25,262,767
At March 31, 2025	$-	25,262,767	$25,262,767

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025

(Expressed in Canadian dollars)

(Unaudited)

NOTE 6 – PROPERTY AND EQUIPMENT

	Computers & Equipment	Vehicles	Furniture & Equipment	Total

Cost
Balance, January 1, 2024	$34,164	$171,633	$32,614	$238,411
Additions	-	-	-	-
Impairments	-	-	-	-
Translation differences	2,448	13,788	2,621	18,857
Balance, December 31, 2024	36,612	185,421	35,235	257,268
Additions	1,300	-	-	1,300
Disposals	-	-	-	-
Translation differences	(715)	(3,839)	(729)	(5,283)
Balance, March 31, 2025	$37,197	$181,582	$34,506	$253,285

Accumulated depreciation
Balance as of January 1, 2024	$28,321	$170,073	$30,492	$228,886
Depreciation	3,204	1,582	584	5,370
Translation differences	2,299	13,766	2,488	18,553
Balance, December 31, 2024	33,824	185,421	33,564	252,809
Depreciation	919	-	155	1,074
Translation differences	(656)	(3,839)	(699)	(5,194)
Balance, March 31, 2025	$34,087	$181,582	$33,020	$248,689

Net book value
At December 31, 2024	$2,788	$-	$1,671	$4,459
At March 31, 2025	$3,110	$-	$1,486	$4,596

During the three months ended March 31, 2025, depreciation of $414 (2024 - $324) related to computer and equipment is included in cost of revenue.

NOTE 7 – TRADE PAYABLES AND ACCRUED LIABILITIES

	March 31, 2025	December 31, 2024
Trades payables	$508,345	$322,235
VAT, income and dividend taxes payable	7,813	29,625
Salaries payable	59,979	50,078
	$576,137	$401,938

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025

(Expressed in Canadian dollars)

(Unaudited)

NOTE 8– RELATED PARTY TRANSACTIONS BALANCES

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel, not including normal employee compensation, made during the three months ended March 31, 2025 and the three months ended March 31, 2024 is set out below:

	March 31, 2025	March 31, 2024
salary (cost of sales)	51,381	122,910
consulting (research and development)	32,148	30,488
consulting (professional fees)	42,933	40,963
share based payments	615,782	53,567
salary (general and administrative expenses)	398,591	213,343
	$1,140,835	$461,271

As at March 31, 2025, $961 was owed from shareholders of the company (December 31, 2024– $1,025). Amounts owed were recorded in accounts receivable are non-interest bearing and unsecured.

As at March 31, 2025, $165,504 was owed to directors of the Company (December 31, 2024– $233,691). Amounts due are non-interest bearing and unsecured.

NOTE 9 – LONG TERM LOAN

During the year ended December 31, 2020, the Company secured a term loan with a principal amount of $182,542 (NIS 500,000) from an Israeli bank. The loan bears interest at a variable rate of prime + 1.50% per annum and matures on September 18, 2025. The loan is subject to 48 monthly payments commencing October 18, 2021. $9,127 (NIS 25,000) was deposited in the bank as security for the loan.

The activities of the long term loan during the three month ended March 31, 2025 are as follows:

	March 31, 2025	December 31, 2024
Balance, opening	$40,769	$85,107
Repayments	(14,112)	(47,818)
Interest expense, accrued	680	4,848
Translation difference	(472)	(1,368)
Balance, ending	26,865	40,769

Less:
Long term loan – current portion	26,865	40,769
Long term loan	$-	$-

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025

(Expressed in Canadian dollars)

(Unaudited)

NOTE 9 – LONG TERM LOAN (continued)

The undiscounted repayments for each of the next three years and in the aggregate are:

Year ended	Amount
December 31, 2025	26,865
$26,865

NOTE 10 – DERIVATIVE WARRANTS LIABILITIES

a.	On December 21, 2023, the Company issued 2,884,616 warrants (183,414 warrants at an exercise price of US $8.1782 post reverse splits) in connection with its December 2023 Registered direct public offering (“December 2023 Warrants”). The warrant includes a cashless exercise provision and repricing adjustments for offerings at a price lower than the existing exercise price of the warrants, stock splits, reclassifications, subdivisions, and other similar transactions and also the exercise price of the warrant is not denominated in the functional currency of the Company, therefore, these warrants were recorded at their fair value as a derivative liability at the time of the grant and revalued at the end of each reporting period.

On March 27, 2024, following the March 2024 Public offering, which included the offering of subordinate voting shares at a price lower than the exercise price of the December 2023 Warrants, the exercise price of the December 2023 Warrants was reduced to US $1.3643, and each December 2023 Warrant became convertible into 72.42 subordinate voting shares of the Company.

On August 27, 2024, following the 1:17 reverse stock split, the exercise price of the December 2023 Warrants was updated to $8.1782, and each December 2023 warrant became convertible into 31.7 subordinate voting shares of the Company.

b.	On March 14, 2024, the Company issued 134,166,665 Series A Warrants (41,538 A warrants post reverse splits) and 268,333,330 Series B Warrants (83,075 B warrants post reverse splits) in connection with its March 2024 public offering (“March 2024 A Warrants and B Warrants”). The warrants include a cashless exercise provision and repricing adjustments for offerings at a price lower than the existing exercise price of the warrants, stock splits, reclassifications, subdivisions, and other similar transactions and also the exercise price of the warrant is not denominated in the functional currency of the Company, therefore, these warrants were recorded at their fair value as a derivative liability at the time of the grant and revalued at the end of each reporting period.

On March 27, 2024, following the 1:190 reverse stock split, the exercise price of the March 2024 A Warrants and B Warrants was reduced to $1.3643, and each B warrant became convertible into 14.21 subordinate voting shares of the Company.

On August 27, 2024, following the 1:17 reverse stock split, the exercise price of the March 2024 A Warrants and B Warrants was reduced to $8.1782, and each B warrant became convertible into 31.7 subordinate voting shares of the Company.

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025

(Expressed in Canadian dollars)

(Unaudited)

NOTE 10 – DERIVATIVE WARRANTS LIABILITIES (continued)

c.	On February 26, 2025, the Company entered into an exchange agreement with certain holders of tranches of warrants to purchase subordinate voting shares previously issued by the Company in March 2024 and December 2023. Under the Exchange Agreement, such holders agreed to exchange with the Company some of the outstanding Old Warrants for 2,495,933 new warrants to purchase subordinate voting shares, substantially similar to the Feb 2025 Series B Warrants issued in the Private Placement. If the exercise price of the Exchange Warrants are adjusted to the floor of US$0.76, up to 123,253,146 subordinate voting shares would be issuance upon the exercise of the Exchange Warrants. As a result of the Exchange Agreement, Old Warrants that were exchanged were cancelled as of that date

d.	On February 28, 2025, the Company issued 4,076,736 Series A Warrants and 4,076,736 Series B Warrants in connection with its February 2025 private placement (“February 2025 A Warrants and B Warrants”). If the exercise price of the Warrants are adjusted to the floor of US$0.76, up to 201,315,663 subordinate voting shares would be issuance upon the exercise of the Series B Warrants and up to 27,960,512 subordinate voting shares would be issuance upon the exercise of the Series A Warrants. The warrants include a cashless exercise provision and repricing adjustments for offerings at a price lower than the existing exercise price of the warrants, stock splits, reclassifications, subdivisions, and other similar transactions and also the exercise price of the warrant is not denominated in the functional currency of the Company, therefore, these warrants were recorded at their fair value as a derivative liability at the time of the grant and revalued at the end of each reporting period.

e.	During the period ended March 31, 2025, the Company recorded a loss on the revaluation of the total derivative liabilities of $7,314,179, in the consolidated statements of Operations and Comprehensive Loss.

f.	The Company engaged an outside valuation company to calculate the fair value of the derivative warrants, the March 2024 A Warrants and the February 2025 B Warrants were valued at the share price for the day of valuation due to the alternative cashless provision while valuation for the March 2024 B Warrants, the February 2025 A Warrants and the December 2023 Warrants was based on the Monte Carlo simulation model with the following assumptions:

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025

(Expressed in Canadian dollars)

(Unaudited)

NOTE 10 – DERIVATIVE WARRANTS LIABILITIES (continued)

	December 31, 2024		March 31, 2025

Share Price	US$	7.95	US$	1.22
Exercise Price	US$	8.1782	US$	4.17
Expected life		1.7 - 4.2 years		3.96-5.03 year
Risk-free interest rate		4.34%		3.96%
Dividend yield		0.00%		0.00%
Expected volatility		95%		95%
Early exercise threshold	US$	12.2673	US$	6.255

The following table presents the changes in the warrant liability during the period:

Balance as of December 31, 2023	$958,146
Issuance of March 2024 warrants	7,360,662
Changes in fair value of warrants	28,866,166
Reclassification to equity on exercise of warrants	(12,667,047)
Balance as of December 31, 2024	$24,517,927
Issuance of February 2025 warrants	125,170,986
Issuance of Exchange Warrants	35,440,446
Changes in fair value of warrants	(132,880,152)
Balance as of March 31, 2025	$52,249,207

NOTE 11 – EMPLOYEE BENEFITS

The severance pay liability constitutes a defined benefit plan and was calculated using actuarial assumptions. In measuring the present value of the defined benefit obligation and the current service costs the projected unit credit method was used.

Plan assets (liability)

Information on the Company’s defined benefit pension plans and other defined benefit plans, in aggregate, is summarized as follows:

	March 31, 2025	December 31, 2024
Defined benefit plan liabilities	$(98,728)	$(100,430)
Less: fair value of plan assets or asset ceiling	-	-
	$(98,728)	$(100,430)

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025

(Expressed in Canadian dollars)

(Unaudited)

NOTE 11 – EMPLOYEE BENEFITS (continued)

Changes in the present value of the defined benefit plan liability

The following are the continuities of the fair value of plan assets and the present value of the defined benefit plan obligations:

	March 31, 2025	December 31, 2024
Balance, opening	$(100,430)	$(91,533)
Recognized in profit this year:
Interest costs	(1,506)	(5,614)
Current service cost	(1,503)	(5,605)
Recognized in other comprehensive profit:
Actuary loss for change of assumptions	2,620	9,770
Translation differences	2,091	(7,448)
Balance, ending	$(98,728)	$(100,430)

The actual amount paid may vary from the estimate based on actuarial valuations being completed, investment performance, volatility in discount rates, regulatory requirements and other factors.

Major assumptions in determining the defined benefit plan liability

The principal actuarial assumptions used in calculating the Company’s defined benefit plan obligations and net defined benefit plan cost for the year were as follows (expressed as weighted averages):

	March 31, 2025	December 31, 2024
Capitalization rate	3.00%	3.00%
Salary growth rate	0%	0%
Retirement rate	5%	5%

NOTE 12 – SHARE CAPITAL

Authorized

Unlimited number of subordinate voting shares without par value.

Issued

As at March 31, 2025 2,926,526 subordinate voting shares were issued and outstanding.

During the three months ended March 31, 2025

On January 3, 2025, the Company issued 2,767 subordinate voting shares (6 subordinate voting shares post reverse split) following the exercise of B warrants.

On January 6, 2025, the Company issued 8,808 subordinate voting shares (18 subordinate voting shares post reverse split) following the exercise of B warrants.

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025

(Expressed in Canadian dollars)

(Unaudited)

NOTE 12 – SHARE CAPITAL (continued)

On February 7, 2025, the Company issued 188,000 subordinate voting shares (376 subordinate voting shares post reverse split) to directors and consultants of the Company following the vesting of RSU’s.

On February 25, 2025, the Company issued 4,000 subordinate voting shares (8 subordinate voting shares post reverse split) following the exercise of B warrants and 2,462 subordinate voting shares (5 subordinate voting shares post reverse split) following the exercise of A warrants.

On February 28, 2025, the Company announced the closing of a Private Placement with gross proceeds to the Company of approximately of $24,544,583 before deducting Agent placement commission and other expenses paid by the Company in the amount of $3,992,393, totaling in a net amount of $20,552,190. Pursuant to the Private Placement, The Company issued 2,065,120 subordinate voting shares (4,130 subordinate voting shares post reverse split), 2,011,616 Pre-Funded Warrants, 4,076,736 series A warrants and 4,076,736 series B warrants. See note 10 for a discussion of the terms of the series A and B warrants.

During the three months ended March 31, 2024

On January 4, 2024, the Company issued 17,915 subordinate voting shares (0.012 subordinate voting shares post reverse splits) to two directors following the vesting of RSU’s with a fair value of $2.99, for a compensation amount of $53,568.

On January 4, 2024, the Company issued 17,915 subordinate voting shares (6 subordinate voting shares post reverse splits) to two directors following the vesting of RSU’s with a total fair value of $53,568.

On March 14, 2024 the Company announced the closing of an underwritten public offering with gross proceeds to the Company of approximately of $9,458,400 before deducting underwriting discounts and other expenses paid by the Company in the amount of $2,097,738, totaling in a net amount of $7,360,662. Pursuant to the offering, and the overallotment allocation, The Company issued 116,680,710 subordinate voting shares (1,228 subordinate voting shares post reverse splits), 134,166,665 series A warrants and 268,333,330 series B warrants. See note 10 for a discussion of the terms of the series A and B warrants.

Stock options

The Company has a stock option plan to grant incentive stock options to directors, officers, employees and consultants. Under the plan, the aggregate number of subordinate voting shares that may be subject to option at any one time may not exceed 30% of the issued subordinate voting shares of the Company as of that date, including options granted prior to the adoption of the plan. The exercise price of these options is not less than the Company’s closing market price on the day prior to the grant of the options. Options granted may not exceed a term of ten years.

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025

(Expressed in Canadian dollars)

(Unaudited)

NOTE 12 – SHARE CAPITAL (continued)

A summary of the stock options outstanding for the three months ended March 31, 2025 are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding at January 1, 2024	0.44	2,431,400
Granted during the period	0.40	1,154,100
Cancelled during the period	(0.84)	1,823,000

Outstanding at December 31, 2024	-	$-
Granted during the period	-	-
Cancelled during the period	-	-

Outstanding at March 31, 2025	-	-
Exercisable at March 31, 2025	-	-

Details of the fair value of options granted and the assumptions used in the Black-Scholes option pricing model are as follows:

December 31, 2024
Weighted average fair value of options granted	$0.57
Risk-free interest rate	3.4%
Estimated life (in years)	5
Expected volatility	108.75%
Expected dividend yield	0%

On January 10, 2024, the Company cancelled 565,000 stock options (0.35 stock options post reverse splits) that were previously granted to 4 directors of the Company.

On January 16, 2024, the Company granted 650,000 stock options (0.40 stock options post reverse splits) to a consultant of the Company, the stock options vest as follows: 150,000 on the date of the grant (0.09 post reverse splits) and 100,000 every month thereafter (0.06 post reverse splits) every month thereafter.

NOTE 13 – REVENUE AND DEFERRED REVENUE

	March 31, 2025	March 31, 2024
Software development	$140,283	$245,306
Software license	36,618	37,806
Software supports	14,395	12,639
Cloud hosting	10,569	10,755
Others	827	2,462
	$202,692	$308,968

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025

(Expressed in Canadian dollars)

(Unaudited)

NOTE 13 – REVENUE AND DEFERRED REVENUE (continued)

The Company recognized revenues from contracts with customers in accordance with the following timing under IFRS 15:

	March 31, 2025	March 31, 2024
Revenue recognized over time	$166,074	$271,162
Revenue recognized at a point of time	36,618	37,806
	$202,692	$308,968

Deferred revenue represents contract liabilities for customer payments received related to services yet to be provided subsequent to the reporting date. Significant changes in deferred revenue are as follows:

	March 31, 2025	December 31, 2024
Deferred revenue, beginning	$140,088	$131,794
Customer payments received attributable to contract liabilities for unearned revenue	15,807	141,126
Revenue recognized from fulfilling contract liabilities	(42,175)	(132,832)
Deferred revenue, ending	$113,720	$140,088

The Company derives significant revenues from one customer, which exceeds 10% of total revenues. Revenues earned from that customer were 67% of total revenues for the period ended March 31, 2025 (Three months ended March 31, 2024 – 66%)

NOTE 14 – COST OF REVENUE

Cost of revenue incurred are comprised of the following:

	March 31, 2025	March 31, 2024
Salaries and benefits	$153,733	$194,477
Subcontractors	25,323	35,823
Software and other	8,237	12,394
Depreciation	414	324
	$187,707	$243,018

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025

(Expressed in Canadian dollars)

(Unaudited)

NOTE 15 – SUBSEQUENT EVENTS

On April 17, 2025, the Company announced a one (1) for five hundreds (500) reverse stock split of its outstanding subordinate voting shares that became effective on April 22, 2025.

On April 21, 2025, the Company issued 7,710 subordinate voting shares (15 subordinate voting shares post reverse split) to directors following the vesting of RSU’s.

On April 22, 2025, the Company issued 70,073 subordinate voting shares to its C.E.O.

On April 25, 2025, the Company issued 131,800 subordinate voting shares to directors and consultants following the vesting of RSU’s.

From April 1, 2025 and until May 15, 2025, the Company issued 652,768 subordinate voting shares following the exercise of Pre-Funded Warrants and Series B Warrants that were exercised in alternative cashless method.

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